Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

December 11, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Suzanne Hayes

Re:                             Jounce Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted November 6, 2015
CIK No. 1640455

Dear Ms. Hayes:

This letter is submitted on behalf of Jounce Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on November 6, 2015 (the “Draft Registration Statement”), as set forth in your letter dated December 7, 2015 addressed to Richard Murray, Ph.D., Chief Executive Officer, President and Director of the Company (the “Comment Letter”).  The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Risk Factors
Risks related to our financial position and need for additional capital
“We will require substantial additional financings…,” page 41

1.                                      Please disclose how long you anticipate current cash and cash equivalents in addition to the proceeds of this offering to last before you need to raise additional capital.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is still in the process of determining an appropriate price range for the potential offering price per share and, as a result, is not yet able to calculate the expected proceeds of this offering. Consequently, the expected length of time that current cash, cash equivalents, and the proceeds of this offering will last is not included in Amendment No. 1. In response to the Staff’s comment, the Company has revised its disclosure on page 43 to include a placeholder sentence for the estimated length of time that current cash, cash equivalents, and the proceeds of this offering will last. The Company will insert this information promptly after making such determination and calculation and acknowledges that the Staff will require adequate time to review this information once it is provided.

Use of Proceeds, page 68

2.                                      Please clarify the stage of development you anticipate you will achieve using the proceeds you will allocate to advance JTX-2011.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 69 to clarify the stage of development the Company anticipates it will achieve using the proceeds of this offering allocated to advancement of JTX-2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical accounting policies and significant judgments and estimates
Stock-based compensation, page 81

3.                                      We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features.  Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and confirms it will provide an analysis on the differences between recent valuations of the Company’s common stock and the estimated offering price, once we and our advisors determine an estimated offering price.

Results of operations
Comparison of the six months ended June 30, 2014 and 2015
Research and development, page 86

4.                                      Please revise your disclosure here and in your discussion of the annual financial results to disclose the costs incurred during each period presented and to date on each of your key research and development projects.  If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project.  Please provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on the project.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment, and confirms that it does not track research and development costs by project or product candidate. The Company respectfully advises the Staff that internal research and development expenses primarily relate to personnel, early research and consumable costs, which are deployed across multiple projects under development; as such, the Company is unable to ascertain internal research and development expenses by program and, therefore, does not track such expenses in that manner.  In addition, we have added quantitative disclosure regarding the amount spent externally on JTX-2011 on page 87.

Business, page 94

Overview, page 94

5.                                      At first use, please provide a brief explanation for the term “enriched-enrollment clinical trial designs” and explain why you believe they will lead to shortened development timelines.  Please make corresponding changes to the Prospectus Summary.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 79, and 96 to define and explain the impact of the Company’s “enriched-enrollment clinical trial designs.”

Manufacturing, page 110

6.                                      We note that you have entered into a long-term contract with a CMO for your JTX-2011 clinical trials.  Please identify this CMO and file this contract as an exhibit to your registration statement.  In the alternative, please provide your analysis supporting your determination that you are not substantially dependent on the agreement.  Your analysis should address whether the CMO has unique or proprietary technology that would be difficult to transfer to another manufacturer.

RESPONSE:  The Company respectfully advises the Staff that the arrangement with its commercial manufacturer organization (“CMO”), FUJIFILM Diosynth Biotechnologies U.S.A., Inc. (“Fuji”), is not material within the meaning of Item 601(b)(10) of Regulation S-K and accordingly the contract with Fuji need not be filed as an Exhibit to the Registration Statement.

Pursuant to Item 601(b)(10)(i) of Regulation S-K, a contract is a material contract if it is entered into outside of the ordinary course of business.  CMO agreements are standard, ordinary course arrangements entered into by nearly all producers of biologics in the United States.

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, even if a contract is entered into in the ordinary course of business, it will need to be filed if it is deemed to fall within one or more of the categories set forth in subsections (A) through (D) thereof. The categories specified in Item 601(b)(10)(ii)(A), (C) and (D) are not applicable to the arrangement with Fuji. With respect to Item 601(b)(10)(ii)(B), the Company is not substantially dependent on Fuji. As specified in the risk factor on page 30 of Amendment No. 1, should Fuji refuse or become unable to provide any services to the Company, there is a risk of delay in the manufacturing of JTX-2011. However, the Company could choose to appoint any one of a number of an alternative CMOs available in the United States that are able to provide the same or similar services. The Company has elected to enter into only one CMO agreement, but the Company has evaluated and considered alternate arrangements, and could move to a different CMO without material harm to the Company. The contract with Fuji does not provide Fuji with exclusive rights as a manufacturer, and the Company can engage additional CMOs if it so chooses. Fuji does not possess any unique or proprietary technology that would be excessively difficult to transfer to another manufacturer. Further, the Company does not believe including the CMO’s identity is material for the same reasons described above, but can disclose the CMO’s identity in the future if the Staff prefers.

Competition, page 111

7.                                      To the extent known, please disclose the stages of development for competing product candidates.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28 and 114 to include the respective stages of development of the product candidates that are publicly available and that the Company believes may be competitive with the Company’s product candidates.

Exclusive License Agreement with Sloan-Kettering Institute..., page 113

8.                                      We note that you are required to achieve certain developmental milestones within certain time periods and that the license agreement is terminable if you fail to meet these milestones.  Please provide a description of these milestones.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 117 accordingly.

Principal stockholders, page 146

9.                                      Please revise your beneficial ownership table to indicate that Robert Tepper beneficially owns 49,000,000 shares, as he shares voting and investment power over the shares held of record by TRV II LP and TRV III LP.  Please also include a footnote to explain Dr. Tepper’s beneficial ownership of such shares and his relationship with TRV II LP and TRV III LP.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in footnote 8 on page 150 of Amendment No. 1 accordingly.

Description of capital stock, page 148

10.                               Please provide disclosure in this section explaining the terms of the exclusive forum provision in your bylaws.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure on page 154 and 155.

General

11.                               Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including.  If you intend to use any additional images, please provide us proofs of such materials.  Please note that we may have comments regarding this material.

RESPONSE:  The Company respectfully advises the Staff that Amendment No. 1 contains all of the graphic, visual or photographic material currently contemplated. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic material in the printed prospectus, it will provide proofs of such material to the Staff prior to its use.

12.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:  The Company respectfully advises the Staff that it is supplementally providing the Staff with a copy of an investor presentation that was distributed during certain “testing-the-waters” meetings, and will supplementally provide copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, uses in reliance on Section 5(d) of the Securities Act. The Company respectfully advises the Staff that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering, and to the extent any such research reports are published or distributed, the Company will supplementally provide them to the Staff.

*     *     *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1373.

Sincerely,

/s/ Ryan S. Sansom
Ryan S. Sansom, Esq.

Enclosures

cc:                                Richard Murray, Ph.D., Chief Executive Officer & President, Jounce Therapeutics, Inc.

Kim C. Drapkin, Chief Financial Officer, Jounce Therapeutics, Inc.

Anna L. Barry, Ph.D., Esq., Vice President of Legal, Jounce Therapeutics, Inc.

Mitch S. Bloom, Esq., Goodwin Procter LLP

Caitlin L. Murray, Esq., Goodwin Procter LLP

Deanna L. Kirkpatrick, Esq., Davis Polk & Wardwell LLP